Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 o: 650.493.9300 f: 650.493.6811

August 18, 2022
Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance – Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549
Attention: Robert Shapiro
Theresa Brillant

Re: Lyft, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2021
Filed April 29, 2022;
Form 10-Q for the Quarter Ended June 30, 2022
Filed August 5, 2022
File No. 001-38846
Ladies and Gentlemen:
On behalf of Lyft, Inc. (the “Company”), we respectfully advise the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff’s letter dated August 12, 2022 containing comments regarding the above-referenced filings. The Company respectfully advises the Staff that it expects to respond to the Staff’s letter no later than September 16, 2022.
Please do not hesitate to contact me at (650) 493-9300 if you have any questions or require additional information. I thank you in advance for your consideration.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Lisa Stimmell Lisa Stimmell

cc:    Lyft, Inc.

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